                              SETTLEMENT AGREEMENT

         Charles E. Bayless (the "Employee") and Illinova Corporation (the "Company") have entered into a "Retention Agreement" dated August 13, 1998. For greater certainty as to certain compensation, payments, and benefits which may be provided under the Retention Agreement, and to address certain transition issues relating to the merger of the Company and Dynegy Inc. (or an affiliate), the parties to the Retention Agreement wish to enter into this Agreement. Accordingly, the Employee and the Company agree that, effective December 22, 1999 (the "Effective Date"), the provisions set forth in this Settlement Agreement will apply:

         1. BENEFITS SCHEDULE. By execution of this Settlement Agreement, the Employee agrees that the revisions described in Supplement A (the "Benefits Schedule") which is attached to and forms a part of this Settlement Agreement shall apply. (For purposes of this Settlement Agreement, the term "Settlement Agreement" shall include the Benefits Schedule.) The Employee acknowledges that the amounts payable to the Employee under this Settlement Agreement, and under the Retention Agreement as modified by this Settlement Agreement, are in excess of the amounts which would have been payable to the Employee under the Retention Agreement absent modification by this Settlement Agreement.

         2. ACCELERATION AUTHORIZED. The Employee authorizes the Company to accelerate, into calendar year 1999, payments that may otherwise have been payable after 1999 under Company compensation arrangements, including, without limitation, the Illinova Executive Incentive Compensation Plan, Illinova Long Term Incentive Compensation Plan, and the Illinova Corporation Supplemental Pension Plan applicable to the Employee (the "Supplemental Plan"), but not including the Company's health, life, or disability plans (which would not be accelerated), in accordance with determinations made by the Company. In addition, the Company may, in its sole discretion, accelerate severance payments that may otherwise be due to the Employee upon termination of employment under any agreement with the Company or any plan or arrangement maintained by the Company. The Company may, in its discretion, limit the amount accelerated on behalf of the Employee to the extent it determines that the acceleration would result in payments that would not be tax deductible by reason of section 162(m) of the Internal Revenue Code (relating to the $1 million limit on deductible compensation). If any payment otherwise due (or which may become due) to the Employee in a later year under the Retention Agreement, this Settlement Agreement, or any other Company compensation arrangement is accelerated into 1999 under this Settlement Agreement, there shall be a corresponding reduction in the Company's obligation to make payments to the Employee under that agreement or arrangement in the later year. As soon as practicable after such acceleration occurs, the Company will provide the Employee with a schedule of the amount of the acceleration and the specific compensation, benefits, and payments that were canceled as a result of the acceleration. Any obligation that is accelerated under any agreement or arrangement will be subject to a present value adjustment, and any obligation that is accelerated under the Supplemental
Plan will be subject to an actuarial adjustment to reflect such acceleration.

         3. RESTRICTIONS ON ACCELERATION. If approved by the Board of Directors of the Company, the Company will endeavor to accelerate amounts into calendar year 1999 so that the Employee's benefits will not be reduced in accordance with the provisions of section 9 of the Retention Agreement, to the extent that the Company determines that such amounts would otherwise become due to the Employee in a later year. However, the Company and the Employee agree that the provisions of section 9 of the Retention Agreement shall continue to apply, notwithstanding the provisions of this Settlement Agreement.

         4. GOOD REASON. The Employee acknowledges that (i) entering into this Settlement Agreement does not constitute a change in compensation, perquisites, or benefits, does not constitute a cessation of the Employee being employed in the same or a comparable position (as described in section 2(a)(ii)(C) of the Retention Agreement), and does not otherwise constitute a basis for "Good Reason" under the Retention Agreement (as in effect both prior to and after amendment by this Settlement Agreement), and (ii) the amendment of the Retention Agreement by this Settlement Agreement constitutes an amendment of the Retention Agreement that reflects the mutual written agreement of the parties to the Retention Agreement, and the Employee hereby waives any and all rights to assert the contrary.

         5. AFFILIATES. For purposes of this Settlement Agreement, the term "Affiliate" shall mean any "affiliate" of the Company as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934.

         6. OTHER COMPENSATION. Except for the covenants and agreements set forth in this Settlement Agreement, the Employee has received and will receive no additional compensation or any other type of remuneration from the Company in consideration of the elections and waivers made pursuant to this Settlement Agreement. Notwithstanding any provision of this Settlement Agreement or the Retention Agreement to the contrary, the benefits payable to the Employee under this Settlement Agreement shall be in lieu of, and not in addition to, any benefits to which the Employee might otherwise be entitled under any other severance plan or arrangement maintained by the Company. The acceleration of compensation under sections 2 and 3 will be disregarded for purposes of the Illinois Power Company Retirement Income Plan for Salaried Employees, the Supplemental Plan, and all other plans and arrangements, and will not increase the Employee's benefits under any such plan or arrangement. The Employee acknowledges that he or she will have no control over what the Company may do with the amounts, if any, waived pursuant to this Settlement Agreement.

         7. TAX RETURNS. The Employee agrees to employ PricewaterhouseCoopers to prepare his or her personal income tax returns for calendar years 1999 and 2000. The Company will reimburse the Employee for the cost of such preparation.

         8. RIGHT OF REVOCATION. Except as otherwise provided in this section 8, this Settlement Agreement will become irrevocable on the Effective Date. If the Company does not accelerate in accordance with sections 2 and 3, then, for a period of 14 days following the date written notice is provided to the Employee (by mailing to the Employee's last residence address indicated in the Company's records) of the Company's determination not to accelerate, the Employee shall be entitled to revoke this Settlement Agreement by filing, prior to the 15th day following provision by the Company of such written notice a written revocation signed by the Employee stating "I revoke my acceptance of the Settlement Agreement that became effective December 22, 1999."

Charles E. Bayless

/s/ Charles E. Bayless
-------------------------------

Date: December 22, 1999

                                  Supplement A

                                BENEFITS SCHEDULE

         This Benefits Schedule is attached to and is a part of the Settlement Agreement between Charles E. Bayless (the "Employee") and Illinova Corporation (the "Company") dated December 22, 1999, and sets forth certain rights to compensation, benefits, and payments under the Retention Agreement between the Employee and the Company dated August 13, 1998 (the "Retention Agreement"). The Employee and the Company agree that the provisions set forth in this Benefits Schedule will apply:

A-1. CHANGE IN CONTROL BENEFITS. The following shall be substituted for the portion of section 1 of the Retention Agreement that precedes section 1(a) of that agreement:

         "CHANGE IN CONTROL BENEFITS. If a Termination Event occurs, then the provisions of paragraphs (a), (b), (c), (d), and (e) shall apply:"

A-2. WELFARE BENEFITS. The following shall be substituted for section 1(d) of the Retention Agreement:

         "(d) WELFARE BENEFITS. The Employee and his dependents shall be eligible for coverage under the health (including medical and dental) plan, life insurance plan, and disability plan (if any) provided to full-time employees of Illinois Power Company (or its successor) from time to time, subject to the same requirements and limitations as are applicable to full-time employees (including, without limitation, any requirement for employee contributions to pay premiums for such coverage). Eligibility for each of such health coverage, life insurance coverage, and disability coverage, respectively, shall continue until the earliest of:

         (i) The first day the Employee becomes eligible for health coverage, life insurance coverage, or disability coverage, respectively, under a plan or arrangement of the Employee's new employer.

         (ii)     The three-year anniversary of the Employee's Termination
                  Event.

         (iii)    The date the Employee attains age 65.

         Medical coverage provided under this section 1(d) shall be counted towards the Company's obligation to provide coverage under the provisions of section 4980B of the Internal Revenue Code and section 601 of the Employee Retirement Income Security Act (sometimes referred to as "COBRA coverage").

         The Employee and his or her dependents, if any, shall be eligible to participate in any benefit plans of the Company which provide health and life or similar benefits coverage as are then extended to employees of the Company electing early retirement at age 55 on the same terms and subject to the same conditions as are applicable to such employees; provided that such coverage shall not be furnished if the Employee waives coverage by giving written notice of waiver to the Company. Nothing in the Settlement Agreement (including this Benefits Schedule) shall be construed to limit the right which the Company otherwise has to amend or termination any health, life or other plan covering the Company's employees (or their dependents).

A-3. GRANT OF STOCK. By action of the Board of Directors of the Company on December 9, 1998, the Employee was granted the right to receive 6,000 shares of the Company's common stock ("Stock") subject to certain conditions. It is agreed by the parties that the distributions provided under this section A-3 are in full settlement of the Employee's rights under that grant.

         (a) The Company granted to the Employee 4,000 shares of the Company's common stock ("Stock") on December 9, 1999. These 4,000 shares of Stock shall be delivered to the Employee as soon as practicable on or after that date.

         (b) The Employee was granted 2,000 shares of Stock on December 9, 1998 granted to the Employee at the December 9, 1998 Board of Directors meeting, with delivery of such shares to be made in the future. Since that date, stock units representing the 2,000 shares have been credited to a book account maintained by the Company. As of each dividend record date for the Stock following December 9, 1998 and prior to December 9, 1999, the account has been credited with additional stock units (including fractional stock units) equal to (i) the amount of the dividend that would be payable with respect to the number of shares of Stock equal to the number of stock units credited to the account on the dividend record date; divided by (ii) the fair market value of a share of Stock on the date of payment of the dividend.

         (c) As soon as practicable after December 9, 1999, the Company will distribute to the Employee the sum of 4,000 shares granted in accordance with paragraph (a) above, and the number of shares equal to the number of share units that, as of December 9, 1999, are credited to the account described in paragraph (b) next above, and the Employee shall be fully vested in all such shares as of December 9, 1999.

A-4. LONG-TERM INCENTIVE PAYMENT. If (i) the Employee is employed through December 31, 1999; (ii) the Employee's employment is terminated prior to that date by the Company without Good Cause (as defined in the Retention Agreement); or (iii) the Employee resigns as an employee of the Company and becomes a consultant to the Company in accordance with section A-6, then the Company shall provide the Employee with an award for each of the three performance periods currently in effect (January 1, 1999 through December 31, 1999; January 1, 1999 through December 31, 2000; and January 1, 1999 through December 31, 2001). The determination of the performance for the periods will be determined near the end of 1999, and will be equal to the performance figures available as of the date of such determination, with such performance deemed to have continued through the end of the performance periods, as determined by the Compensation Committee of the Board of Directors of the Company. The amount of the benefit payable under this section A-4 to the Employee for each of these performance periods shall be equal to the amount that would be payable on such performance for the entire period, but subject to a pro-rata reduction to reflect the portion of the performance period after December 31, 1999, in accordance with the following schedule:

--------------------------------------------------------------------------------------------------------------------
               For the Performance Period:                    The following percent of the total award that is
                                                               determined to be payable by the Company for the
                                                                        Performance Period shall be:
--------------------------------------------------------------------------------------------------------------------
        January 1, 1999 through December 31, 1999                                   100%
--------------------------------------------------------------------------------------------------------------------
        January 1, 1999 through December 31, 2000                                    50%
--------------------------------------------------------------------------------------------------------------------
        January 1, 1999 through December 31, 2001                                    33%
--------------------------------------------------------------------------------------------------------------------

         Except as provided in this section A-4, the Employee shall not be entitled to any amounts with respect to the Long-Term Incentive Plan for any period.

A-5. COMPENSATION CESSATION. Except as otherwise specifically provided in this Settlement Agreement, or the provisions of Retention Agreement (excluding section 1(d) as in effect prior to amendment by this Settlement Agreement), the Employee shall not be eligible for any compensation or benefits for periods after the Employee's date of termination. Except as otherwise provided in section A-6, nothing in this Settlement Agreement or the Retention Agreement shall be construed to give the Employee any right to be reemployed or otherwise retained by the Company or an Affiliate after such termination of employment. However, the Employee, if reemployed, shall be eligible for such compensation and benefits, and shall be eligible for participation in such benefit plans and arrangements, with respect to any such reemployment as may be agreed upon by the Employee and the employer, and shall be subject to the terms that may be applicable to the Employee under any such plan or arrangement.

A-6. CONSULTING. The Company and the Employee agree to enter into a consulting relationship subject to the following:

         (a) The Employee agrees that, at the request of the Company, he will resign as an officer and employee of the Company, and after the effective date of such resignation (which will be determined by the Company), he will serve in the role of a consultant to the Company with respect to transition issues relating to the merger of the Company and Dynegy Inc. or an affiliate.

         (b) The Employee shall provide such consulting services during the period (the "Consulting Period") specified by the Company, provided that the period may not end prior to the day following the occurrence of a Change in Control (as defined in the Retention Agreement), and may not extend beyond January 31, 2000 without the consent of the Employee. During the Consulting Period, the Employee shall be required to provide up to 80 hours of consulting services (as requested by the President of the Company), shall be entitled to payment of $10,000 (regardless of the number of hours of service provided during the period), and shall also be reimbursed for his expenses incurred in connection with his responsibilities for the Company. During the period he serves as a consultant, the Employee shall not be treated as an employee of the Company, and, except as provided in this paragraph (b), he shall not be entitled to receive compensation or benefits provided to the Company's employees.

         (c) It is understood by the parties that the arrangement described in this section A-6 is expected to facilitate the transition and provide other material benefits to the Company, but is not intended to adversely affect the Employee's rights to the separation benefits to which he would otherwise be entitled. Accordingly, for purposes of the following, the Employee's employment with the Company shall not be deemed to have terminated during the period in which he is engaged as a consultant to the Company in accordance with this section A-6, but such employment will be deemed to have been terminated by the Company without Good Cause on the date he ceases to be so engaged as a consultant to the Company:

         (i) The Employee's right to receive Change in Control Benefits under section 1 of the Retention Agreement, including, without limitation, the determination of the date of a Termination Event. However, the Employee waives any and all rights to assert the existence of "Good Reason" pursuant to 2(a)(ii)(A) (relating to salary reduction), 2(a)(ii)(B) (relating to reduction of vacation, fringe benefits, or perquisites), or 2(a)(ii)(C) (relating to retaining a comparable position) with respect to his resignation as an officer and employee and acceptance of his role as a consultant, and with respect to the circumstances of his serving as a consultant. If the Employee serves as a consultant to the Company, then, when he ceases to serve as a consultant and becomes entitled to Change in Control Benefits in accordance with section 1(a) of the Retention Agreement, and notwithstanding the terms of the Retention Agreement with respect to the determination of such amount, his "latest bonus" as described in section 1(a)(II) of the Retention Agreement shall be deemed to be $431,250.00.

         (ii) The Employee's rights and obligations under the terms of the promissory note and tax letter. For purposes of this paragraph
                  (ii), the term "promissory note" shall mean the promissory note dated August 13, 1998 with respect to the borrowing of $500,000 by the Employee from the Company, and the term "tax letter" shall mean the letter from the Company to the Employee dated August 13, 1998 providing for the tax gross-up with respect to the forgiveness of interest under the promissory note.

         (iii) The Employee's right to receive benefits under the Supplemental Pension Plan, including, without limitation, the Employee's right to receive the Accrued Vested Benefit under the Supplemental Pension Plan in accordance with section 1(c) of the Retention Agreement. If the Employee serves as a consultant to the Company, then, when he becomes entitled to benefits in accordance under the Supplemental Pension Plan, and notwithstanding the terms of the plan with respect to the determination of such amount, the amount of the Employee's Final Average Earnings shall be $804,542.00

(iv) The Employee's right to hold, vest in, and exercise any stock options granted to him by the Company. These options shall expire January 30, 2005. To the extent not already vested, stock options shall vest in accordance with Section Three of the Non-Qualified Stock Option Agreement between the Company and the Employee dated June 24, 1998. Upon the merger among Dynegy Inc., the Company, and their affiliates, the right to purchase shares of the Company under such options shall be replaced with the right to purchase a corresponding number of shares of Dynegy Inc. (based on the exchange rate for other holders of options to purchase shares of Stock of the Company). The portion of the options to purchase Stock of the Company that have been granted to the Employee which provide for exercisability upon the attainment of a $35 per share and $40 per share of the Company's Stock shall, upon consummation of the merger among Dynegy Inc., the Company, and their affiliates, be replaced respectively with a $35 per share and $40 per share price level requirement based on the shares of Dynegy Inc.